TransAlta releases its 12th Annual Report on Sustainability

Highlights from 2008 include:

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Announced Project Pioneer, the world’s largest integrated carbon capture and storage (CCS) project, aimed at reducing one megatonne of carbon emissions, scheduled for commercial operation in 2013.

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Expanded TransAlta’s renewables to account for 16 percent of its portfolio.

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Achieved a 66 percent reduction of sulphur dioxide and a 13 percent reduction of nitrogen oxides across TransAlta’s operations.

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Transacted the most significant emissions offset deal in Alberta history.

CALGARY, Alberta (June 11, 2009) – TransAlta has released its 12th Annual Report on Sustainability, providing stakeholders a comprehensive overview of its environmental, social and economic performance for 2008.

“Sustainable development and achieving a productive balance between economic, environmental and societal goals has long been a core value at TransAlta,” said Steve Snyder, TransAlta’s President and CEO. “We provide an essential service and appreciate that our operations and performance are directly affected by how we partner with and protect, the communities and people we serve.”

In addition to providing an overview of past performance, this year’s report outlines how TransAlta continues to execute its sustainable development strategy, with a near-term focus on expansion of its renewable portfolio and development of emerging emission reduction technologies.  The report also discusses TransAlta’s progress toward achieving zero safety incidents and its investment in the communities where it operates.

Highlights from TransAlta’s 2008 Annual Report on Sustainability

In 2008 TransAlta announced Project Pioneer with technology partner Alstom Canada. Scheduled for commercial operation in 2013, Project Pioneer will be the world’s largest pre-commercial scale carbon capture and storage project, and will reduce one megatonne (Mt) per year of current CO2 emissions at one of TransAlta’s Edmonton-area coal-fired plants.

Fundamental to TransAlta’s greenhouse gas emission strategy is supporting the development of new emission reduction technologies. With Project Pioneer, TransAlta is taking a leadership position to work with industry and government to further the research and development of new technologies to make coal-fired power a long-term fuel option.

Last year the company continued to build on its offsets expertise by completing the largest offset deal in Alberta – a transaction that meets approximately two years of the company’s entire compliance obligation. The 400,000 tonnes of credits, created through reduced tillage and no-tillage systems on farms across Alberta, were purchased from Emissions Credits Corporation.

At TransAlta’s Centralia, Washington facility, a flexible fuel project converting the plant to use Powder River Basin coal was completed in the spring of 2008 that reduced nitrogen oxides emission intensity by almost 19 percent from when the project began in 2006.

In addition, TransAlta:

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Improved employee and contractor safety performance by 27 percent.

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Announced the development of the 66 megawatt (MW) Blue Trail wind power project in southern Alberta, the 66 MW expansion of TransAlta’s Summerview wind farm, also in Alberta, and the completion of the 96 MW Kent Hills, New Brunswick’s first wind farm.

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Announced a US$500,000 contribution to help build a new college commons building for Centralia College in Washington.

TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index. For the second straight year, TransAlta’s Board of Directors has been recognized for its corporate governance by the Conference Board of Canada and by Spencer Stuart, a global leader in Board and executive recruitment.

The report can be accessed at www.transalta.com/2008rs

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media inquiries:

Investor inquiries:

Michael Lawrence

Jennifer Pierce

Manager, External Relations

Vice President, Communications & Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S

Email:michael_lawrence@transalta.com

E-mail:  jennifer_pierce@transalta.com

Jess Nieukerk

Manager, Investor Relations

Phone: 403-267-3607

Email: jess_nieukerk@transalta.com